PROSPECTUS SUPPLEMENT NO. 1                     Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 30, 2000)                   Registration No. 333-40590

                                3,000,000 Shares
                                  Common Stock

                            IMPAX Laboratories, Inc.

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         The selling stockholder named in this prospectus supplement is offering
3,000,000 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholder.

         Our common stock trades on the Nasdaq National Market under the symbol "IPXL." On December 10, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $10.52 per share.
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         Investing in our common stock involves risks. See "Risk Factors"
beginning on page S-3 of this prospectus supplement.

         The common stock is being offered by the sales agent on a "best efforts" basis. The sales agent is not obligated to purchase any of the shares of common stock being offered by this prospectus supplement. The sales agent is not required to sell any specific number of shares or dollar amount of common stock but will use its best efforts to sell the 3,000,000 shares of common stock being offered. The offering will terminate no later than December 13, 2001.

                                                            Per
                                                           Share     Total(1)
                                                           -----     --------
Public offering price..................................    $10.25   $30,750,000
Sales agent's commissions .............................    $  .41   $ 1,230,000
Proceeds, before expenses, to the selling stockholder..    $ 9.84   $29,520,000

--------------

(1) Assumes that the selling stockholder sells 3,000,000 shares of common stock in this offering. There is no requirement that any minimum number of shares or dollar amount of common stock be sold in this offering and there can be no assurance that the selling stockholder will sell all or any of the shares being offered.

         The shares will be ready for delivery on or about December 14, 2001.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

         The sales agent, First Union Securities, Inc., is acting under the trade name Wachovia Securities.

                               Wachovia Securities

        The date of this Prospectus Supplement No. 1 is December 11, 2001

                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                            Page
                                                                            ----

Forward-Looking Statements...................................................S-3
Risk Factors.................................................................S-3
Selling Stockholder.........................................................S-16
Plan of Distribution........................................................S-16
Experts.....................................................................S-18
Legal Matters...............................................................S-18

                                   Prospectus
Risk Factors...................................................................3
Where You Can Find More Information ..........................................12
Cautionary Statement Regarding Forward-Looking Statements ....................13
Use of Proceeds...............................................................13
Selling Stockholders .........................................................13
Plan of Distribution .........................................................15
Legal Matters.................................................................17
Experts ......................................................................17
Disclosure of Commission Position on Indemnification for
      Securities Act Liabilities .............................................17

         You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in any of the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus is accurate as of any date other than their respective dates.

         As indicated in the accompanying prospectus under the caption "Where You Can Find More Information", we have elected to incorporate by reference into the prospectus specified documents that we file with the Securities and Exchange Commission. Any statement in this prospectus supplement, the accompanying prospectus or any document that is incorporated or deemed to be incorporated by reference in the accompanying prospectus will be deemed to have been modified or superseded to the extent that any statement contained in this prospectus supplement or any other document that we have filed or file with the SEC after the date of the accompanying prospectus and that is incorporated or deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as to modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

         This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in "Risk Factors" in this prospectus supplement and those discussed in the documents incorporated and deemed to be incorporated by reference in the accompanying prospectus. You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information included and incorporated and deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, in deciding whether to invest in our common stock.

We have experienced and expect to continue to experience operating losses and negative cash flow from operations and our future profitability is uncertain.

         We do not know whether or when our business will ever be profitable or generate positive cash flow and our ability to become profitable or obtain positive cash flow is uncertain. We have generated minimal revenues to date and have experienced operating losses and negative cash flow from operations since our inception. As of September 30, 2001, our accumulated deficit was $63,447,000 and we had outstanding indebtedness in an aggregate principal amount of $25,845,000. To remain operational, we must, among other things:

         o  continue to obtain sufficient capital to fund our operations;

         o obtain from the Food and Drug Administration, or FDA, approval for our products;

         o  prevail in patent infringement litigation in which we are involved;

         o  successfully launch our new products; and

         o comply with the many complex governmental regulations that deal with virtually every aspect of our business activities.

         We may never become profitable or generate positive cash flow from operations.

We currently have a limited number of commercialized products and these products generate limited revenues and are expected to have declining revenues over their product lives.

         We currently market 20 generic pharmaceuticals, which represent dosage variations of six different pharmaceutical compounds. Our revenues from these products in the year ended December 31, 2000 were approximately $10.2 million. We do not anticipate further revenue growth from these products. Rather, we anticipate that revenues from these products will decline over time. As a result, our future prospects are dependent on our ability to successfully introduce new products. We cannot assure you that our products submitted to the FDA for approval or our other products under development will be approved by the FDA or other regulatory authorities or that our development efforts will be successfully completed. Even if approved for marketing by the FDA, we may not be able to market our products if we do not prevail in patent infringement litigation in which we are involved. Our future results of operations will depend significantly upon our ability to develop, receive FDA approval for, and market new pharmaceutical products.

Our products are subject to a costly and time-consuming regulatory approval process prior to commercialization.

         We are required to obtain FDA approval before marketing new drug products. The FDA approval requirements are costly and time consuming. We cannot assure you that our bioequivalence or clinical studies and other data will result in FDA approval to market our new drug products. We believe that the FDA's abbreviated new drug application procedures will apply to our bioequivalent versions of controlled-release drugs. We cannot assure you that any of our bioequivalent versions of controlled-release drugs will be suitable for, or approved as part of, abbreviated applications. Moreover, once a drug is approved, we cannot assure you that we will not have to withdraw such product from the market if it is not manufactured in accordance with FDA standards or our own internal standards.

         Some abbreviated application procedures for bioequivalent controlled-release drugs and other products are presently the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval requirements for particular bioequivalent drugs. We cannot predict at this time whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions or the effect that any changes may have on us. Any changes in FDA regulations or policies may make abbreviated application approvals more difficult and thus may materially harm our business and financial results.

         In order to market a new drug that does not qualify for the FDA's abbreviated application procedures, we may have to conduct extensive clinical trials to demonstrate product safety and efficacy and submit a New Drug Application, or NDA. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. We have never submitted an NDA. We cannot assure you that our studies and filings will result in FDA approval to market our new drug products or the timing of any approval.

         Patent certification requirements for bioequivalent controlled-release drugs and for some new drugs could also result in significant delays in obtaining FDA approval if patent infringement litigation is initiated by the holder or holders of the brand name patents. Most of our pending Abbreviated New Drug Applications, or ANDAs, have been filed pursuant to Paragraph IV of the Hatch-Waxman Amendments. We have certified to the FDA that the products for which we have filed these ANDAs do not infringe any valid or enforceable patents. Patent litigation has been instituted against us with respect to each of our pending ANDAs relating to our generic controlled-release product candidates. The FDA will not be able to finally approve any of these ANDAs until the earlier of 30 months from the date the Paragraph IV certification is given to the patent holder, expiration of the patents involved in the certification, or when the patent litigation is resolved in our favor. Delays in obtaining FDA approval of abbreviated applications and some new drug applications can also result from a marketing exclusivity period and/or an extension of patent terms.

We are subject to substantial patent litigation that could delay or prevent our commercialization of products.

         We have and continue to face substantial patent infringement litigation with respect to our proposed products. To date, patent litigation has been filed against us in connection with all seven of the ANDAs we have filed containing certifications relating to infringement, validity or enforceability of patents. In these ANDAs, we have certified that we believe an unexpired patent which is listed with the FDA and covers the brand name product will not be infringed and/or is invalid or unenforceable. Patent litigation is both costly and time consuming. If we are unable to prevail in these litigations or obtain any required licenses, we may be prevented from commercializing our products.

         We anticipate that additional legal actions may be filed against us as we file additional ANDAs. Patent litigation may also be brought against us in connection with NDA products that we may pursue. The outcome of patent litigation is difficult to predict. Prior to filing an ANDA or NDA, we evaluate the probability of patent infringement litigation on a case-by-case basis and establish a reserve for the estimated patent infringement litigation costs. Our business and financial results could be materially harmed by the delays in marketing our products as a result of litigation, an unfavorable outcome in any litigation or the expense of litigation, whether or not it is successful.

If our strategic alliance with Teva Pharmaceuticals Ltd. fails to benefit us as expected our business will be harmed.

         On June 27, 2001 we entered into a strategic alliance agreement with a subsidiary of Teva Pharmaceuticals, Ltd. covering 12 of our controlled release generic pharmaceutical products. The agreement grants to Teva the exclusive right to market in the United States 11 products, five of which are pending approval at the FDA, three of which are under development and three of which are to be mutually agreed upon by Teva and us, and the option to acquire such marketing rights for one additional product. Teva, at its option, can acquire exclusive marketing rights for these products in the rest of North America, South America, the European Union and Israel. We will be responsible to supply Teva with all of its requirements for the products and will share with Teva in the gross margins from its sale of the products. We will depend on our strategic alliance with Teva to achieve market penetration for our products and to generate product revenues for us. We entered into the agreement with Teva on the basis of certain expectations of the level of sales of the products which Teva will achieve. If we fail to maintain our strategic alliance with Teva or if our strategic alliance with Teva fails to benefit us as expected, our revenues will not meet our expectations and our business will be harmed.

We face intense competition in the pharmaceutical industry from both brand name and generic manufacturers and wholesalers that could severely limit our growth.

         The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and substantially greater financial, research and development, marketing and other resources than us. We are subject to competition from numerous other entities that currently operate in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products and other manufacturers that may decide to undertake in-house development of these products. Our generic products may be subject to competition from, among other products, competing generic products marketed by the patent holder. Some of our competitors have greater experience than we do in obtaining FDA and other regulatory approvals. Our competitors may succeed in developing products that are more effective or cheaper to use than products we may develop. These developments may render our products uncompetitive. We cannot assure you that we will be able to continue to compete successfully with these companies.

         In order to obtain market share for our generic products, our products will need to be successfully marketed to pharmaceutical wholesalers, chain drug stores which warehouse products, mass merchandisers, mail-order pharmacies and others. These entities often purchase generic products from a limited number of suppliers, which they then sell to end-users. Among the factors considered by these entities in purchasing a generic product are price, on-time delivery, a good record with the FDA and relationship. In order to obtain market share for our brand name products, we will be dependent on physicians prescribing our products to their patients. Among the factors considered by physicians in prescribing a brand name product is the quality and effectiveness of the product. We have only limited experience in marketing our generic products and have no experience in marketing brand name products. We cannot assure you that we or our strategic partner will be able to successfully market our products.

We face risks related to goodwill and intangibles.

         During fiscal 2000, we wrote-off $2.0 million of intangibles recorded in connection with product rights and licenses as a result of ceasing manufacturing in our Philadelphia facility, discontinuing the manufacturing and sale of certain of our products and outsourcing the manufacture of certain of our products. At September 30, 2001, after recording this writedown, our goodwill and intangibles were approximately $29.7 million, or approximately 31% of our total assets. There can be no assurance that we will ever realize the value of our goodwill and intangibles. We will continue to evaluate on a regular basis whether events or circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case a charge to earnings would become necessary. Although at September 30, 2001 we do not consider the net unamortized balance of goodwill to be impaired under generally accepted accounting principles, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on our financial condition or results of operations.

Our limited capital may make it difficult for us to repay indebtedness or require us to modify our business operations and plans by spending less money on research and development programs, developing fewer products and filing fewer drug applications with the FDA.

         Our cash used in operations has exceeded cash generated from operations in each period since our inception. We anticipate continuing to incur expenses substantially in excess of our product revenues for the foreseeable future. As of September 30, 2001 we had outstanding approximately $25,845,000 of indebtedness, bearing interest at rates ranging from 2% to 8.17% annually. We expect to incur additional indebtedness in order to purchase our Hayward, California facility on San Antonio Street and for other purposes. Additionally, as of September 30, 2001, we had an accumulated stockholders' deficit of approximately $63,447,000. We may not be able to maintain adequate capital at any given time or from time to time in the future.

         As of September 30, 2001, we had approximately $41.7 million of unrestricted funds. Although we estimate that these funds will be sufficient for at least the next 12 months of operations at our planned expenditure levels, we cannot assure you that these funds will be sufficient. The exact amount and timing of future capital requirements will depend upon many factors, including continued progress with our research and development programs, expansion of such programs, the approval and launch of new products, as well as the amount of revenues generated by our existing products. We may not be successful in obtaining additional capital in amounts sufficient to fund our operations. Additional financing also may not be available to us on terms favorable to us or our stockholders, or at all. In the event that adequate funds are not available, our business operations and plans may need to be modified. This could result in less money being spent on research and development programs, fewer products being developed and at a slower pace, and fewer drug applications being filed with the FDA.

Generic drug makers are often the most profitable when they are the first producer of a generic drug, and we do not know if we will be the first maker of any generic drug product.

         In August 1999, the FDA proposed to amend its regulations relating to 180-day marketing exclusivity for which certain bioequivalent drugs may qualify. In its proposal, the FDA explained that to qualify for exclusivity a pharmaceutical company must be the first generic applicant to file an ANDA with the FDA in a substantially complete form, rather than the first company to successfully challenge a patent. We believe we were first to file with the FDA on only one ANDA. We cannot predict whether or what changes the FDA may make to its regulations. In March 2000, the FDA issued new guidelines regarding the timing of approval of ANDAs following a court decision in patent infringement actions and the start of the 180-day marketing exclusivity period provided for in the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, applicable to generic pharmaceuticals. These guidelines could result in us not being able to utilize all or any portion of the 180-day marketing exclusivity period on ANDA products we were first to file on, which currently is only one, depending on the timing and outcome of court decisions in patent litigation. We are unable to predict what impact, if any, the FDA's new guidelines may have on our business or financial condition.

         The first generic drug manufacturers receiving FDA approval for generic equivalents of related brand name products have often captured greater market share from the brand name product than later arriving manufacturers. The development of a new generic drug product, including its formulation, testing and FDA approval, generally takes approximately three or more years. Consequently, we may select drugs for development several years in advance of their anticipated entry to market, and cannot know what the market or level of competition will be for that particular product if and when we begin selling the product.

         In addition, by introducing generic versions of their own brand name products prior to the expiration of the patents for those drugs, brand name drug companies have attempted to prevent generic drug manufacturers from producing or capturing market share for certain products. Brand name companies have also attempted to prevent competing generic drug products from being treated as equivalent to their brand name products. We expect efforts of this type to continue.

We face uncertainties related to clinical trials which could result in delays in product development and commercialization.

         Prior to seeking FDA approval for the commercial sale of brand name controlled-release formulations under development, we must demonstrate through clinical trials that these products are safe and effective for use. We have limited experience in conducting and supervising clinical trials. There are a number of difficulties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. Moreover, we cannot assure you that our clinical trials will demonstrate sufficient safety and efficacy to obtain FDA approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials even after promising results in pre-clinical studies. These failures have often resulted in decreases in the stock prices of these companies. If any of our products under development are not shown to be safe and effective in clinical trials, our business and financial results could be materially harmed.

Our assumptions may not bear out as we expect.

         Our expectations regarding the success of our products and our business are based on assumptions which may not bear out as we expect. In our press releases and other public documents we have forecast the accomplishment of objectives material to our success, such as anticipated filings with the FDA and anticipated receipt of FDA approvals. The actual timing and results of these events can vary dramatically due to factors such as the uncertainties inherent in the drug development and regulatory approval process and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our products. We cannot assure you that we will make regulatory submissions or receive regulatory approvals as forecasted or that we will be able to adhere to our current schedule for product launches.

The time necessary to develop generic drugs may adversely affect if and when, and the rate at which, we receive a return on our capital.

         We begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand name drug equivalent. The development process, including drug formulation, testing and FDA review and approval often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product.

Operating our business successfully depends, in part, on a variety of factors outside of our control.

         Our business could be adversely impacted by the occurrence of unforeseen events, many of which are outside our control, including;

         o  changes in raw material supplies and suppliers;
         o  changes in FDA and other regulatory requirements;
         o  changes in physician or consumer preferences; and
         o changes in reimbursement laws or policies relating to governmental health or insurance programs and private insurers.

Our revenues and operating results have fluctuated and could fluctuate significantly in the future, which may have a material adverse effect on our results of operations and stock price.

         Our revenues and operating results may vary significantly from quarter to quarter as well as in comparison to the corresponding quarter of the preceding year. Variations may result from, among other factors:

         o  the timing of FDA approvals we receive;
         o the timing of process validation for particular generic drug products;
         o  the timing of product launches;
         o the introduction of new products by others that render our products obsolete or noncompetitive;
         o  the outcome of our patent infringement litigations; and
         o  the addition or loss of customers.

         Our results of operations will also depend on our ability to maintain selling prices and gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline, which has been our experience with our existing products. Our future operating results may also be affected by a variety of additional factors, including the results of future patent challenges and the market acceptance of our new products.

Restrictive FDA regulations govern the manufacturing and distribution of our products.

         In addition to requiring FDA approval prior to marketing any of our products, we are subject to FDA regulations regarding the development, manufacture, distribution, labeling and promotion of prescription drugs. In addition, the FDA requires that certain records be kept and reports be made, mandates registration of drug manufacturers and listing of their products and has the authority to inspect manufacturing facilities for compliance with current Good Manufacturing Practices, or cGMP, standards. Our business and financial results could be materially harmed by any failure to comply with manufacturing and other requirements.

         Other requirements exist for controlled drugs, such as narcotics, which are regulated by the U.S. Drug Enforcement Administration, or DEA. Further, the FDA has the authority to withdraw approvals of previously approved drugs for cause, to request recalls of products, to bar companies and individuals from future drug application submissions and, through action in court, to seize products, institute criminal prosecution or close manufacturing plants in response to violations. The DEA has similar authority and may also pursue monetary penalties. Our business and financial results could be materially harmed by these requirements or FDA or DEA actions.

We will need an effective sales organization to market and sell our future brand products and our failure to build or maintain an effective sales organization may harm our business.

         We do not currently market products under our own brand and we cannot assure you that we ever will do so. Currently we do not have an active sales division to market and sell any branded products that we may develop or acquire. We cannot assure you that prior to the time any branded products are available for commercial launch we will be able to recruit qualified sales personnel to market those products. Our inability to enter into satisfactory sales and marketing arrangements in the future may materially harm our business and financial results. We may have to rely on collaborative partners to market our branded products. These partners may not have the same interests as us in marketing the products and may fail to effectively market the products, and we may lose control over the sales of these products.

Decreases in health care reimbursements could limit our ability to sell our products or decrease our revenues.

         Our ability to maintain revenues for our products will depend in part on the extent to which reimbursement for the cost of pharmaceuticals will be available from government health administration agencies, private health insurers and other organizations. In addition, third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, which may adversely affect the pricing of our products. Moreover, health care reform has been, and is expected to continue to be, an area of national and state focus, which could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. We cannot assure you that health care providers, patients or third party payors will accept and pay for our pharmaceuticals. In addition, there is no guarantee that health care reimbursement laws or policies will not materially harm our ability to sell our products profitably or prevent us from realizing an appropriate return on our investment in product development.

We are subject to an outstanding court order governing manufacture of our products that may adversely affect our product introduction plans and results of operations.

         On May 25, 1993, the United States District Court for the Eastern District of Pennsylvania issued an order against Richlyn Laboratories, Inc. that, among other things, permanently enjoined Richlyn from selling any drug manufactured, processed, packed or labeled at its Philadelphia facility unless it met certain stipulated conditions. When we acquired the facilities and drug applications of Richlyn, we became subject to the conditions in that court order. The order requires, in part, that the FDA find that products manufactured, processed and packed at the former Richlyn facility (our Philadelphia facility) conform with FDA regulations concerning cGMP before the products can be marketed. If we are unable to maintain compliance with cGMP, the packaging operations we conduct at our Philadelphia facility could be severely restricted.

We depend on our patents and trade secrets and our future success is dependent on our ability to protect these secrets and not infringe on the rights of others.

         We believe that patent and trade secret protection is important to our business and that our future success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the rights of others. We have been issued one U.S. patent and have filed additional U.S. and various foreign patent applications relating to our drug delivery technologies. We expect to apply for additional U.S. and foreign patents in the future. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. In addition, the issuance of a patent to us does not mean that our products do not infringe on the patents of others. We cannot assure you that:

         o our patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;
         o  any of our future processes or products will be patentable;
         o any pending or additional patents will be issued in any or all appropriate jurisdictions;
         o our processes or products will not infringe upon the patents of third parties; or
         o we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

         We also rely on trade secrets and proprietary knowledge, which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known by competitors.

Our business and financial results could be materially harmed if we fail to avoid infringement of the patent or proprietary rights of others or to protect our patent rights.

         We have exposure to patent infringement litigation as a result of our product development efforts, which could adversely affect our product introduction efforts and be costly.

         The patent position of pharmaceutical firms involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims allowed or the degree of protection afforded under these patents. During the past several years, there has been an increasing tendency for the innovator of the original patented product to bring patent litigation against a generic drug company. This litigation is often initiated as an attempt to delay the entry of the generic drug product and reduce its market penetration.

         As of September 30, 2001 we have purchased $7 million of patent infringement liability insurance covering us against patent infringement claims made against us relating to ANDAs we file under Paragraph IV of the Hatch-Waxman Amendments. There can be no assurance that this insurance coverage will be sufficient to cover any liability resulting from alleged or proven patent infringement or that this type of insurance coverage will continue to be available to us on terms we consider acceptable, or at all.

We may be subject to product liability litigation and any claims brought against us could have a material adverse effect upon us.

         The design, development and manufacture of our products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. Any claims brought against us, whether fully covered by insurance or not, could have a material adverse effect upon us.

We are dependent on a small number of suppliers for our raw materials, and any delay or unavailability of raw materials can materially adversely affect our ability to produce products.

         The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier, FDA approval of a new supplier could delay the manufacture of the drug involved. In addition, some materials used in our products are currently available from only one or a limited number of suppliers. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including:

         o greater possibility for disruption due to transportation or communication problems;
         o  the relative instability of some foreign governments and economies;
         o interim price volatility based on labor unrest or materials or equipment shortages or fluctuations in currency exchange rates; and
         o uncertainty regarding recourse to a dependable legal system for the enforcement of contracts and other rights.

         The delay or unavailability of raw materials can materially adversely affect our ability to produce products. This can materially adversely affect our business and operations.

We depend on key officers and qualified scientific and technical employees and our limited resources may make it more difficult to attract and retain these personnel.

         As a small company with, as of September 30, 2001, approximately 120 employees, the success of our present and future operations will depend to a great extent on the collective experience, abilities and continued service of Charles Hsiao, our Chairman and Co-Chief Executive Officer, Barry R. Edwards, our Co-Chief Executive Officer, Larry Hsu, our President and Chief Operating Officer, and certain of our other executive officers. We do not have any employment agreements with any of our executive officers, other than Dr. Hsiao, Mr. Edwards, and Dr. Hsu. We do not maintain key man life insurance on the lives of any of our executives. If we lose the services of any of these executive officers, it could have a material adverse effect on us. Because of the specialized scientific nature of our business, we are also highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to our product development programs. Our small size and limited financial and other resources may make it more difficult for us to attract and retain qualified officers and qualified scientific and technical personnel.

We have limited manufacturing capacity requiring us to build additional capacity for products in our pipeline. Our manufacturing facilities must comply with stringent FDA and other regulatory requirements.

         We currently have three facilities: the Hayward (Huntwood Avenue), California, 35,000 square feet facility which serves as our headquarters and our primary development center; the Hayward (San Antonio Street), California, 50,400 square feet facility which is currently under construction to serve as our primary manufacturing center and the Philadelphia, Pennsylvania, 113,000 square feet facility which serves as our center for sales, packaging and distribution.

         In addition to obtaining the appropriate licenses and permits to build the new facility currently under construction, the new manufacturing facility, once completed, will need to be in compliance with cGMP and inspected. We cannot assure you that such permits, licenses and approvals will be obtained or, if obtained, obtained in time to manufacture additional products as they are approved. Our facilities are subject to periodic inspections by the FDA and we cannot assure you that the facilities will continue to be in compliance with or, in the case of the new manufacturing facility currently under construction, that this facility will be in compliance with, cGMP or other regulatory requirements. Failure to comply with such requirements could result in significant delays in the development, approval and distribution of our planned products, and may require us to incur significant additional expense to comply with cGMP or other regulatory requirements.

         The DEA also periodically inspects facilities for compliance with security, recordkeeping, and other requirements that govern controlled substances. We cannot assure you that we will be in compliance with DEA requirements in the future.

Our compliance with environmental, safety and health laws may necessitate substantial expenditures in the future, the capital for which may not be available to us.

         We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state and local environmental, safety and health laws and regulations that are applicable to our operations and facilities. We must comply with environmental laws that govern, among other things, airborne emissions, waste water discharges, workplace safety, and solid and hazardous waste disposal. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. Our limited capital makes it uncertain whether we will be able to pay for larger than expected capital expenditures. Also, future costs of compliance with new environmental, safety and health requirements could have a material adverse effect on our financial condition or results of operations.

If we are unable to manage our growth, our business will suffer.

         We have experienced rapid growth of our operations. This growth has required us to expand, upgrade and improve our administrative, operational and management systems, controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, development of our brand name products, our marketing and sales efforts for the products we develop, and the development and manufacturing efforts for our products. Although we cannot assure you that we will in fact grow as we expect, if we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed.

Our stockholders may sustain future dilution in ownership as a result of the terms of some of our outstanding securities or future issuances of securities.

         We may need to raise additional capital in the future to fund our operations and planned expansion. To the extent we raise additional capital by issuing equity securities or securities convertible into or exchangeable for equity securities, ownership dilution to our stockholders, including holders of shares purchased in this offering, will result. At September 30, 2001, we had 75,000 shares outstanding of our Series 2 Preferred Stock. At September 30, 2001, these shares were convertible, at any time at the option of their holders, into an aggregate of 1,500,000 shares of our common stock. The shares of preferred stock also have anti-dilution protections if we were to issue stock for a price below stated levels ($5.00 per share for the Series 2 Preferred Stock), which could make them convertible into additional shares of common stock. In addition, the Series 2 Preferred Stock is subject to redemption, mandatorily on March 31, 2005 or at the option of the holder upon the occurrence of certain events. In either case, we can elect to pay the redemption price of $100 per share of Series 2 Preferred Stock by issuing shares of common stock at a discount of 10% from the then current market price of the common stock. In addition, we borrowed $22 million from Teva. This loan will be forgiven if we achieve certain milestones relating to the development of certain products. If we fail to achieve the milestones, the loan will become payable on January 15, 2004, in cash or, at our option, by the issuance of our common stock at a price equal to the average closing sale price for the common stock measured over the ten trading days ending two days prior to the date on which the common stock is acquired by Teva. We also agreed to sell to Teva at various times through June 15, 2002 at the then market price such number of shares of our common stock as can be purchased for $15 million.

Our stockholders may be adversely affected by strategic alliances or licensing arrangements we make with other companies.

         We may enter into strategic alliances or licensing arrangements with other companies. These arrangements may require us to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that are not favorable to us, either of which could reduce the market value of our common stock.

A substantial number of our shares are eligible for future sale and the sale of our shares into the market may depress our stock price.

         Our stock price may be depressed by future sales of our shares or perception that such sales may occur. We had 46,298,264 shares outstanding as of September 30, 2001 of which approximately 21.6 million shares were owned by our officers and directors or their affiliates and are considered restricted shares. Substantially all of these approximately 21.6 million shares have been registered for sale under the Securities Act of 1933, and, subject to certain limitations, may be sold at any time without restriction. The remaining shares of our outstanding common stock are freely tradable. In addition, as of September 30, 2001, we had 75,000 shares of Series 2 Preferred Stock outstanding, convertible into at least 1,500,000 shares of common stock, outstanding warrants to purchase 2,798,266 shares of common stock, and outstanding stock options to purchase 3,202,370 shares of common stock. The common stock into which the outstanding 75,000 shares of Series 2 Preferred Stock are convertible has been registered for sale under the Securities Act of 1933, and, subject to certain limitations, may be sold at any time without restriction. None of the shares underlying the warrants have yet been registered for sale under the Securities Act of 1933, but substantially all of the warrants have registration rights entitling the holders to register the underlying shares under the Securities Act of 1933 in certain instances upon exercise of the warrants, which would allow those shares of common stock to be sold without restriction. The shares underlying the stock options have been registered under the Securities Act of 1933, and, subject to certain limitations, may be sold upon exercise of the stock options without restriction. In addition, on September 30, 2001, we had 1,793,596 shares of common stock available for issuance under employee benefit plans in addition to the 3,202,370 shares issuable upon exercise of the options referred to above. We are unable to estimate the amount, timing or nature of future sales of common stock. Sales of substantial amounts of the common stock in the public market, or the perception that these sales may occur, may lower the common stock's market price.

Control of our company is concentrated among a limited number of stockholders, who can exercise significant influence over all matters requiring stockholder approval.

         As of September 30, 2001, our present directors, executive officers and their respective affiliates and related entities beneficially owned approximately 40% of our outstanding common stock and common stock equivalents. Certain of these stockholders have the right to obtain additional shares of our equity securities under certain circumstances. They are entitled to pre-emptive rights, meaning that they are entitled to purchase additional shares of our equity securities when we sell shares of our equity in order to maintain their percentage ownership in our company, and are also entitled to anti-dilution protection, meaning that they will receive additional shares of our common stock in the event that we issue shares of our common or preferred stock at a lower purchase price than the purchase price paid for shares issued to these stockholders. They may also receive additional shares of our common stock if, pursuant to the mandatory or optional redemption provisions of our preferred stock, we redeem our preferred stock by electing to issue common stock in lieu of paying the cash redemption price. These stockholders can exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also potentially delay or prevent a change in control of our company. In addition, holders of approximately 64% of our outstanding voting stock at September 30, 2001 have entered into an agreement committing them to vote their shares of stock until December 14, 2002 for the election as directors of the individuals designated each year by the former boards of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. prior to their merger to create Impax Laboratories, Inc.

Our stock price is likely to remain volatile.

         The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock price of many publicly traded specialty pharmaceutical companies, has been and will likely continue to be volatile. As a result, you may be unable to sell your shares of common stock at or above the offering price. Prices of our common stock may be influenced by many factors, including:

         o  investor perception of us;
         o  analyst recommendations;
         o  market conditions relating to specialty pharmaceutical companies;
         o  announcements of new products by us or our competitors;
         o publicity regarding actual or potential development relating to products under development by us or our competitors;
         o  developments or disputes concerning patent or proprietary rights;
         o  delays in the development or approval of our product candidates;
         o  regulatory developments;
         o period to period fluctuations in financial results of us and our competitors;
         o future sales of substantial amounts of common stock by shareholders; and
         o  economic and other external factors.

All of the shares being offered by this prospectus supplement may not be sold.

         The shares being offered by this prospectus supplement are being offered on a best efforts basis by the sales agent. There is no minimum number of shares or dollar amount of common stock that must be sold. Accordingly, there can be no assurance that all or any of the shares will be sold. The failure to sell all or substantially all of the offered shares could adversely affect the liquidity, trading market and market price of our common stock.

The anti-takeover provisions of our charter documents and Delaware law could adversely affect stockholders.

         Certain provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects and may delay, defer or prevent a takeover attempt of our company. We are also subject to the anti-takeover provisions of the Delaware General Corporation Law. Such provisions could also limit the price that investors might be willing to pay in the future for shares our common stock.

         In addition, our board of directors has the authority to issue up to 2,000,000 shares of our preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders (except that the rights, preferences and privileges may not be more favorable to the stockholder than the Series 2 Preferred Stock, without the approval of holders of the Series 2 Preferred Stock). Preferred stockholders could adversely affect the rights and interests of holders of common stock by:

     o exercising voting, redemption and conversion rights to the detriment of the holders of common stock;
     o receiving preferences over the holders of common stock regarding assets or surplus funds in the event of our dissolution or liquidation;
     o   delaying, deferring or preventing a change in control of our company;
     o discouraging bids for our common stock at a premium over the market price of the common stock; and
     o   otherwise adversely affecting the market price of the common stock.

You are not likely to receive dividends.

         We have not paid any cash dividends on our common stock and we do not plan to pay any cash dividends in the foreseeable future. We plan to retain any earnings for the operation and expansion of our business.

                               SELLING STOCKHOLDER

         The following table sets forth the name of the selling stockholder, the number and percentage of shares of common stock beneficially owned by the selling stockholder before this offering, the number of shares being offered in this offering by the selling stockholder and the number and percentage of shares of common stock that will be owned by the selling stockholder after this offering, assuming that all of the shares being offered are sold. There is no requirement that any minimum number of shares of common stock be sold in this offering and there can be no assurance that the selling stockholder will sell all or any of the shares being offered. Percentages in the following table are based on shares outstanding as of September 30, 2001.

                                                                                        Shares of Common
                                                                                    Stock Beneficially Owned
                                                                                       After this Offering
                                          Shares of Common           Number of        Assuming all Offered
                                         Stock Beneficially        Shares Being      Shares are Sold in this
        Selling Stockholder        Owned Before this Offering        Offered               Offering
        -------------------        --------------------------        -------        ----------------------
                                       Number        Percent                        Number         Percent
                                       ------        -------                        ------         -------
President (BVI) International
   Investment Holdings Ltd.........  4,269,357         9.2%          3,000,000      1,269,357        2.7%

         Jason Lin, an officer of an affiliate of President (BVI) International Investment Holdings Ltd., was elected as one of our directors on December 14, 1999 and resigned as a director on December 5, 2001.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in a sales agency agreement among First Union Securities, Inc., the selling stockholder and us, First Union Securities, Inc. has agreed to act as the selling stockholder's exclusive sales agent in connection with the offering of up to 3,000,000 shares of common stock. The common stock is being offered by First Union Securities, Inc., as sales agent, on a "best efforts" basis. First Union Securities, Inc. is not obligated to purchase any of the shares of common stock being offered by this prospectus supplement. This offering will terminate not later than December 13, 2001.

         There is no requirement that any minimum number of shares or dollar amount of common stock be sold in this offering and there can be no assurance that the selling stockholder will sell all or any of the shares being offered. The selling stockholder and the sales agent each reserve the right to withdraw, cancel or modify the offer being made by this prospectus supplement and to reject orders in whole or in part. The common stock is offered subject to prior sale and subject to the satisfaction of conditions specified in the sales agency agreement, including the delivery of legal opinions by counsel to the selling stockholder and our counsel.

         First Union Securities, Inc., the sales agent, is a subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus supplement.

         Commissions. The sales agent has advised us that it proposes to offer the shares of common stock to the public at the public offering price set forth of the cover page of this prospectus supplement. After the initial offering, the public offering price may be changed.

         The following table shows the public offering price, sales agent's commissions and proceeds before expenses to the selling stockholder, both on a per share basis and on an aggregate basis assuming that the selling stockholder sells 3,000,000 shares of common stock in this offering. As noted above, there is no requirement that the selling stockholder sell any minimum number of shares in this offering.

                                                           Per
                                                          Share       Total(1)
                                                          -----       --------
Public offering price.................................    $10.25   $30,750,000
Sales agent's commissions ............................    $  .41   $ 1,230,000
Proceeds, before expenses, to the selling stockholder.    $ 9.84   $29,520,000

--------------
(1) Assumes that the selling stockholder sells 3,000,000 shares of common stock in this offering. There is no requirement that any minimum number of shares or dollar amount of common stock be sold in this offering and there can be no assurance that the selling stockholder will sell all or any of the shares being offered.

         The expenses of this offering, not including the sales agent's commissions, are estimated at $240,000. The expenses of this offering will be apportioned between us and the selling stockholder.

         Indemnity. We and the selling stockholder have agreed to indemnify the sales agent against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the sales agent may be required to make in respect of those liabilities.

         Trading Market for our Common Shares. Our common stock is quoted on the Nasdaq National Market under the symbol "IPXL."

         Other Relationships. The sales agent and/or its affiliates have provided financial advisory and/or investment banking or other financial services to us from time to time for which they have received customary fees and expenses. The sales agent and its affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their business.

         Lock-Up Agreement. In the sales agency agreement, the selling stockholder has agreed, subject to the condition that the selling stockholder have sold all 3,000,000 shares of common stock through the sales agent in this offering, that the selling stockholder will not, without the prior written consent of the sales agent, for a period beginning on the date of this prospectus supplement through and including the date which is 90 days from the closing date of this offering, which closing date is anticipated to be December 14, 2001:

         o offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or other capital stock of Impax Laboratories or any securities convertible into or exercisable or exchangeable for common stock or other capital stock of Impax Laboratories, or

         o  publicly announce an intention to effect any such transaction.

         The sales agent may waive these restrictions at any time and from time to time without notice to us, our other stockholders or the public markets. In addition, there can be no assurance that all 3,000,000 shares of common stock will be sold in this offering and, as a result, these restrictions may not be applicable at all. The restrictions described in the previous paragraph do not apply to the shares of common stock sold through the sales agent in this offering.

                                     EXPERTS

The financial statements incorporated in the prospectus accompanying this prospectus supplement by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2000, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

         Specified legal matters in connection with this offering will be passed upon for Impax Laboratories, Inc. by Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania and by Arent Fox Kintner Plotkin & Kahn, PLLC, Washington, D.C. Specified legal matters in connection with this offering will be passed upon for the selling stockholder by Jones, Day, Reavis & Pogue as to New York and Republic of China law and by Conyers Dill & Pearman as to British Virgin Islands law.

PROSPECTUS


                            IMPAX LABORATORIES, INC.

                                14,703,979 Shares

                                  Common Stock


         These 14,703,979 shares of our common stock are being offered for sale by the selling stockholders named beginning on page 13 of this prospectus. We will not receive any part of the proceeds from these sales.

         Our common stock trades on the Nasdaq SmallCap Market under the symbol "IPXL." On June 29, 2000, the closing sale price of our common stock was $6.125 per share.

         Our principal executive offices are located at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California, 94544 and our telephone number is (510) 471-3600.

                              -------------------

         You are urged to carefully read the "Risk Factors" section beginning on page 3 of this Prospectus, which describes specific risks and certain other information associated with an investment in our company that should be considered before you make your investment decision.

                              -------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

















                  The date of this Prospectus is June 30, 2000

                                TABLE OF CONTENTS



                                                                       Page

Risk Factors ..............................................................3

Where You Can Find More Information ......................................12

Cautionary Statement Regarding Forward-Looking Statements ................13

Use of Proceeds ..........................................................13

Selling Stockholders .....................................................13

Plan of Distribution .....................................................15

Legal Matters ............................................................17

Experts ..................................................................17

Disclosure of Commission Position on Indemnification for
     Securities Act Liabilities ..........................................17

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information included in this prospectus, in deciding whether to invest in our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this "Risk Factors" section, and elsewhere in this prospectus.

If we are unable to obtain additional financing, our limited supply of funds may require us to modify our business operations and plans by spending less money on research and development programs, developing fewer products and filing fewer drug applications with the Food and Drug Administration ("FDA").

         As of March 31, 2000, we had approximately $20 million of unrestricted funds. We estimate that these funds will be sufficient for the next nine months of operations at our planned expenditure levels. The exact amount and timing of future capital requirements will depend upon many factors, including continued progress with our research and development programs, expansion of such programs and, ultimately, the approval and launch of our products. We may not be successful in obtaining additional capital in amounts sufficient to fund our operations. Additional financing also may not be available to us on terms favorable to us or our stockholders, or at all. In the event that adequate funds are not available, our business operations and plans may need to be modified. This could result in less money being spent on research and development programs, fewer products being developed and at a slower pace, and fewer drug applications being filed with the FDA.

Our limited capital may make it difficult for us to repay our outstanding indebtedness.

         We may not be able to maintain adequate capital at any given time or from time to time in the future. As of March 31, 2000, we had outstanding approximately $3,950,000 of indebtedness, bearing interest at rates ranging from 2% to 9.5% annually. Of this indebtedness, $2,030,000 is owed to General Electric Credit Corporation under our revolving credit facility. The facility expires in July 2001. Additionally, as of March 31, 2000, we had a stockholders' accumulated deficit of approximately $24,622,000.

Our stockholders may sustain dilution in ownership or be adversely affected by strategic alliance or licensing arrangements we make with other companies.

         We need to raise additional capital in the future to fund our planned expansion. To the extent we raise additional capital by issuing equity securities, ownership dilution to our stockholders will result. To the extent we raise additional funds through strategic alliance and licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that are not favorable to us, either of which could reduce our value.

The time necessary to develop generic drugs may adversely affect when and the rate at which we receive a return on our capital.

         We begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand name drug equivalent. The development process, including drug formulation, testing and FDA approval generally takes three or more years. This process requires that we expend considerable capital to activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. Our return on investment to develop the product will then be adversely affected.

We may fail to realize the anticipated benefits of our recently completed merger which combined Impax Pharmaceuticals, Inc. with Global Pharmaceuticals Corporation to create Impax Laboratories, Inc.

         We believe that an important benefit from the merger is our ability to utilize the strongest elements of the management, strategy, and operations of each of the two companies which combined. It is possible that we may not be able to successfully integrate their operations without encountering difficulties or losing key personnel, and the benefits that we expect from this merger may not be realized. The combined results of operations and financial condition of the combined company may be inferior to those which may have been achieved by each company independently.

We have experienced and continue to experience operating losses, and the highly regulated nature of our business makes our future profitability uncertain.

         We do not know whether or when our business will ever be profitable. We have generated minimal revenues to date and have experienced operating losses since our inception. As of March 31, 2000, our accumulated deficit was $24,622,000 and we had outstanding indebtedness in an aggregate principal amount of $3,950,000. To remain operational, we must:

         o  Properly receive, warehouse and store raw materials and supplies;

         o Maintain work in progress in compliance with regulatory requirements and properly store finished goods;

         o Properly manufacture various formulations, dosages and configurations of a potentially broad product line;

         o Meet strict security requirements for virtually every activity undertaken at the plant;

         o Maintain appropriate laboratory, quality control and quality assurance practices and procedures; and

         o Comply with the many complex governmental regulations that deal with virtually every aspect of our proposed business activities.

         Operating our business successfully also will depend, in part, on a variety of factors outside of our control, including:

         o  Changes in raw material supplies and suppliers;

         o  Changes in governmental programs and requirements;

         o  Changes in physician or consumer preferences; and

         o  Changes in FDA and similar regulatory requirements.

Our revenues and profitability have fluctuated and could fluctuate significantly in the future, which may have a material adverse effect on our results of operations and stock price.

         Our revenues and profitability may vary significantly from fiscal quarter to fiscal quarter as well as in comparison to the corresponding fiscal quarter of the preceding year. Variations of those types may result from, among other factors:

         o  The timing of FDA approvals we receive;

         o The timing of process validation for particular generic drug products;

         o The timing of any significant initial shipments of newly approved drugs; and

         o Competition from other generic drug manufacturers that receive FDA approvals for competing products.

         We cannot predict whether our business will be seasonal in nature. Products that we manufacture and distribute pertaining to seasonal ailments such as allergies or colds may experience seasonal patterns in sales and profitability. The potential seasonality of our business may have a material adverse effect on our results of operations and stock price.

Restrictive FDA regulations govern the manufacturing and distribution of our products.

         The FDA also regulates the development, manufacture, distribution, labeling and promotion of prescription drugs, requires that certain records be kept and reports be made, mandates registration of drug manufacturers and listing of their products and has the authority to inspect manufacturing facilities for compliance with current Good Manufacturing Practices, or cGMP, standards. Our business and financial results could be materially harmed by any failure to comply with licensing and other requirements.

         Other requirements exist for controlled drugs, such as narcotics, which are regulated by the U.S. Drug Enforcement Administration or DEA. Further, the FDA has the authority to withdraw approvals of previously approved drugs for cause, to request recalls of products, to bar companies and individuals from future drug application submissions and, through action in court, to seize products, institute criminal prosecution or close manufacturing plants in response to violations. The DEA has similar authority and may also pursue monetary penalties. Our business and financial results could be materially harmed by these requirements or FDA or DEA actions.

The FDA may not approve our future products, in which case our ability to generate product revenues will be adversely affected.

         The testing, manufacturing and marketing of our products generally are subject to extensive regulation and approvals by numerous government authorities in the United States and other countries. We may not receive FDA approvals for additional products on a timely basis, or at all. Any delay in our obtaining or any failure to obtain these approvals would adversely affect our ability to generate product revenue. Also, the process of seeking FDA approvals can be costly, time consuming, and subject to unanticipated and significant delays.

We are subject to an outstanding court order governing manufacture of our products which may adversely affect our product introduction plans and results of operations.

         On May 25, 1993, the United States District Court for the Eastern District of Pennsylvania issued an order against Richlyn Laboratories, Inc. that, among other things, permanently enjoined Richlyn from selling any drug manufactured, processed, packed or labeled at its Philadelphia facility unless it met certain stipulated conditions. When we acquired the facilities and drug applications of Richlyn, we became subject to the conditions in that court order. The order requires, in part, that the FDA find that products manufactured, processed and packed at the former Richlyn facility conform with FDA regulations concerning cGMP before the products can be marketed.

         Although we were informed in January 1998 that product by product inspection and prior authorization was no longer required in order for us to manufacture and sell products, we cannot give any assurance that the FDA will not reverse or reconsider its position and again require product by product inspection and prior authorization. Requiring such inspection and authorization would subject us to a higher level of scrutiny then is standard for the generic pharmaceutical manufacturing industry. Any reversal or reconsideration by FDA will delay product introduction plans.

         The order against Richlyn also requires that we hire and retrain a person, subject to FDA approval, who is qualified to inspect our drug manufacturing facilities to determine that our methods, facilities and controls are operated and administered in compliance with cGMP. This person must examine all drug products manufactured, processed, packed and held at our facility and certify in writing to the FDA our compliance with related cGMP. We have contracted with a local consultant to conduct this compliance review. In addition to the cost and expense of this examination, we may not be able to maintain compliance with cGMP, which would severely restrict our operations.

We depend on our patents and trade secrets and our future success is dependent on our ability to protect these secrets and not infringe on the rights of others.

         We believe that patent and trade secret protection is important to our business and that our future success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the rights of others. We have been issued a number of U.S. patents and have filed additional U.S. and various foreign patent applications relating to our drug delivery technologies. We expect to apply for additional U.S. and foreign patents in the future. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. We cannot assure you that:

         o our patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;

         o  any of our future processes or products will be patentable;

         o any pending or additional patents will be issued in any or all appropriate jurisdictions;

         o our processes or products will not infringe upon the patents of third parties; or

         o we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

         Our business and financial results could be materially harmed if we fail to avoid infringement of the patent or proprietary rights of others or to protect our patent rights.

We may have exposure to patent infringement litigation as a result of our product development efforts, which could adversely affect our product introduction efforts and be costly.

         The patent position of pharmaceutical firms involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims allowed or the degree of protection afforded under these patents. During the past several years, there is an increasing tendency for the innovator of the original patented product to bring patent litigation against a generic drug company. This litigation is often initiated as an attempt to delay the entry of the generic drug product and reduce its market penetration.

         As of March 31, 2000, we have submitted five filings for new generic drug applications with the FDA, and expect to submit additional applications. Consequently, it is possible that we could become subject to patent infringement claims or litigation as a result of our product development. If a patent infringement claim is asserted, we may incur substantial legal fees in defending ourself. Any such claim or litigation will likely defer the FDA approval and marketing of the product and could result in a complete barrier to that product's entry into the market. As of March 31, 2000, we have purchased $5 million of patent infringement liability insurance coverage under the Hatch-Waxman Act provisions relating to Paragraph IV Certification. There can be no assurance that the insurance coverage will be sufficient to cover any liability resulting from alleged or proven patent infringement.

Pharmaceutical drug makers face an inherent risk of product liability litigation and any claims brought against us could have a material adverse effect upon us.

         The design, development and manufacture of our products involve an inherent risk of product liability claims and associated adverse publicity. Insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. Any claims brought against us, whether fully covered by insurance or not, could have a material adverse effect upon us.

We may face liability resulting from a patent infringement lawsuit against us by AstraZeneca PLC.

         AstraZeneca PLC has recently announced a patent infringement lawsuit against us as a result of an Abbreviated New Drug Application ("ANDA") that we filed with the FDA for a generic version of Prilosec (Omeprazole Delayed-release Capsules). In the ANDA, we are not challenging the basic Omeprazole patent that expires in 2001; rather we have asserted that our specific formulation does not infringe other patents listed by AstraZeneca PLC in connection with Prilosec. There can be no assurance that we will be successful in our defense of the patent infringement claim. If AstraZeneca PLC is successful in its lawsuit, any resulting liability could have a material adverse effect on us.

We have exposure under DES-related product liability claims, which could have a material adverse effect upon our financial condition.

         When we acquired the business of Richlyn, we also assumed its liabilities in connection with Diethyl Stilbestrol, commonly known as DES, which was manufactured by Richlyn and many other drug manufacturers during the late 1950's and early 1960's. DES was prescribed to pregnant women during that period and has been alleged to cause birth defects, in particular an increased risk of uterine cancer and sterility of female children whose mothers took the drug during their pregnancy. There have been numerous claims brought against drug manufacturers relating to DES and, since 1987, Richlyn's insurers have paid approximately $136,000 on their behalf and our behalf to settle approximately 143 DES-related suits. No other legal actions have been brought or, to our knowledge, threatened against Richlyn or us in connection with DES-related claims. We do not expect to be held liable for DES-related claims other than claims based on products manufactured by Richlyn. Claims settlements to date have been based on market share and we believe Richlyn's share of the DES market during the relevant periods was substantially less than 1%.

Our compliance with environmental laws may necessitate uncertain expenditures in the future, the capital for which may not be available to us.

         We cannot accurately predict the outcome or timing of future expenditures that we may be required to pay in order to comply with comprehensive federal, state and local environmental laws and regulations. We must comply with environmental laws which govern, among other things, all emissions, waste water discharge and solid and hazardous waste disposal, and the remediation of contamination associated with generation, handling and disposal activities. We are subject periodically to environmental compliance reviews by various regulatory offices. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. Our limited capital makes it uncertain whether we will be able to pay for these larger than expected capital expenditures. Also, future developments, administrative actions or liabilities relating to environmental matters may have a material adverse effect on our financial condition or results of operations.

The high level of competition we face in the generic drug industry from competitors who often have greater resources than us could adversely affect our profitability.

         The generic drug industry is highly competitive. Our competitors are both generic drug manufacturers and brand name drug companies. Many of our competitors have greater financial and other resources than us, and can spend significantly more than we can in research, marketing and product development. Relatively large research and development expenditures enable a company to support many FDA applications simultaneously. This improves the likelihood that these greater resourced companies will be among the first to obtain approval of at least some generic drugs. In addition, the generic drug industry is currently undergoing a consolidation which may exacerbate this situation.

Generic drug makers are most profitable when they are the first producer of a generic drug, and we do not know if we will be the first maker of any generic drug product.

         The first generic drug manufacturers receiving FDA approval for generic equivalents of related brand name products have historically captured significant market share enabling them to extract greater profits from the branded product than later arriving manufacturers. The development of a new generic drug product, including its formulation, testing and FDA approval, generally takes approximately three or more years. Consequently, we may select drugs for development several years in advance of their anticipated entry to market, and cannot know what the market or level of competition will be for that particular product when we begin selling the product. Our profitability, if any, will depend, in part on:

         o  Our ability to develop and rapidly introduce new products;

         o  The timing of FDA approvals of our products; and

         o  The number and timing of FDA approvals for competing products.

         In addition, by introducing generic versions of their own branded products prior to the expiration of the patents for those drugs, brand name drug companies have attempted to prevent generic drug manufacturers from producing certain products. Brand name companies have also attempted to prevent competing generic drug products from being treated as equivalent to their brand name products. We expect efforts of this type to continue.

We are dependent on a small number of products to generate revenues to fund our business and operations.

         Our long-term success is dependent, among other factors, on our ability to offer and sell a broad line of products. We intend to introduce products on a selected basis. Consequently, we will be dependent, particularly in the near-term, upon a relatively small number of products to generate revenues. As a result, if we misjudge the market for or are delayed in the production of a particular product, our business can be materially adversely affected.

We are dependent on a small number of suppliers for our raw materials, and any delay or unavailability of raw materials can materially adversely affect our ability to produce products.

         The FDA requires specification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier, FDA approval of a new supplier could delay the manufacture of the drug involved. In addition, some materials used in our products are currently available from only one or a limited number of suppliers. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including:

         o Greater possibility for disruption due to transportation or communication problems;

         o  The relative instability of foreign governments and economies;

         o Interim price volatility based on labor unrest or materials or equipment shortages; and

         o Uncertainty regarding recourse to a dependable legal system for the enforcement of contracts and other rights.

         The delay or unavailability of raw materials can materially adversely affect our ability to produce products. This can materially adversely affect our business and operations.

If certain holders of our equity exercise their rights to acquire shares of common stock, it may lower the future value of the common stock.

         At March 31, 2000, there were a total of 220,000 shares outstanding of our Series 1 Preferred Stock and 150,000 shares of our Series 2 Preferred Stock. At March 31, 2000, these shares were convertible, at any time at the option of their holders, into an aggregate of 16,841,657 shares of our common stock. The shares of preferred stock also have anti-dilution protections if we were to issue stock for a price below stated levels, which could make them convertible into additional shares of common stock.

         At March 31, 2000, there were outstanding warrants and options to purchase an aggregate of 6,193,658 shares of our common stock at exercise prices ranging from $0.75 to $13.175 per share of common stock. In addition, under our arrangement with Merck KGaA, a German company, Global issued warrants which are exercisable for 40,000 shares of common stock for each aggregate $1 million in gross profit, if any, earned by us under an agreement with a subsidiary of Merck KGaA (up to a total of 700,000 shares of common stock). The exercise price for these warrants and options may be at prices below the then trading market price for our common stock. Consequently, any exercise of these options or warrants could dilute the future value of our common stock.

We have and may in the future issue additional preferred stock which could adversely affect the rights of holders of our common stock.

         Our Board of Directors has the authority to issue up to 2,000,000 shares of our preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders (except that the rights, preferences and privileges may not be more favorable to the stockholder than the Series 1 Preferred Stock and Series 2 Preferred Stock, without the approval of holders of the Series 1 Preferred Stock and Series 2 Preferred Stock). We presently have outstanding 50,000 shares of Series 1-A Preferred Stock, 170,000 shares of Series 1-B Preferred Stock, and 150,000 shares of Series 2 Preferred Stock. Preferred stockholders could adversely affect the rights of holders of common stock by:

         o Exercising voting, redemption and conversion rights to the detriment of the holders of common stock;

         o Receiving preferences over the holders of common stock regarding assets or surplus funds in the event of our dissolution or liquidation;

         o Delaying, deferring or preventing a change in control of our company;

         o Discouraging bids for our common stock at a premium over the market price of the common stock; and

         o  Otherwise adversely affecting the market price of the common stock.

In this regard, you should also review the "Control of our company is concentrated among a limited number of stockholders, who can exercise significant influence over all matters requiring stockholder approval" risk factor later in this Section.

Control of our company is concentrated among a limited number of stockholders, who can exercise significant influence over all matters requiring stockholder approval.

         As of March 31, 2000, our present directors, executive officers and their respective affiliates and related entities beneficially owned approximately 53% of our common stock and common stock equivalents. These stockholders can exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also potentially delay or prevent a change in control of our company. In this regard, you should also review the "If certain holders of our equity exercise their rights to acquire shares of common stock, it may lower the future value of the common stock" and "We have and may in the future issue additional preferred stock which could adversely affect the rights of holders of our common stock" risk factors in other parts of this Section, and the "Selling Stockholders" Section later in this Prospectus. In addition, holders of approximately 64% of our outstanding voting stock have entered into an agreement committing them to vote their shares of stock until December 14, 2002 for the election as directors of the individuals designated each year by the former boards of Global Pharmaceuticals Corporation ("Global") and Impax Pharmaceuticals, Inc. ("Impax") prior to their merger to form Impax Laboratories, Inc.

We depend on key officers and qualified scientific and technical employees and our limited resources may make it more difficult to attract and retain these personnel.

         As a small company with, as of March 31, 2000, only approximately 128 employees, the success of our present and future operations will depend to a great extent on the collective experience, abilities and continued service of certain of our executive officers. If we lose the services of any of these executive officers, it could have a material adverse effect on us. Because of the specialized scientific nature of our business, we are also highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to our product development programs. Our small size and limited resources may make it more difficult for us to attract and retain our executive officers and qualified scientific and technical personnel.

We have limited manufacturing capacity and need to acquire or build additional capacity for products in our pipeline. Our manufacturing facilities must comply with stringent FDA and other regulatory requirements.

         We have an approximately 113,000 square foot commercial manufacturing facility. This facility is currently being used to manufacture 20 of our currently marketed products. Although this facility is expected to be sufficient for these products, it will not be suitable for the manufacture of all of the products we intend to develop and manufacture. We will need to scale up our current manufacturing operations significantly. We are in the process of expanding our facilities for manufacturing operations.

         In addition to obtaining the appropriate licenses and permits to build the new facilities, the new manufacturing facilities, once completed, will need to be in compliance with cGMP and inspected. We cannot assure you that such permits, licenses and approvals will be obtained or, if obtained, obtained in time to manufacture additional products as they are approved. Our facilities will be subject to periodic inspections by the FDA and we cannot assure you that the facilities will continue to be in compliance with cGMP or other regulatory requirements. Failure to comply with such requirements could result in significant delays in the development, approval and distribution of our planned products, and may require us to incur significant additional expense to comply with cGMP or other regulatory requirements. We cannot assure you that we will be able to manufacture our products successfully on a commercial scale. Further, we will depend on other companies to manufacture certain of the product candidates under development.

         The DEA also periodically inspects facilities for compliance with security, recordkeeping, and other requirements that govern controlled substances. We cannot assure you that we will be in compliance with DEA requirements in the future.

If we are unable to manage our rapid growth, our business will suffer.

         We have experienced rapid growth of our operations. This growth has required us to expand, upgrade and improve our administrative, operational and management systems, controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, development of our brand products, our marketing and sales efforts for the products we develop, the development and manufacturing efforts for our products and Internet operations. If we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed.

We face intense competition in the pharmaceutical industry from both brand-name and bioequivalent manufacturers, wholesalers and distributors that could severely limit our growth.

         The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than us. We are subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products and other manufacturers that may decide to undertake in-house development of these products. Our bioequivalent products may be subject to competition from competing bioequivalent products marketed by the patent holder. In our pharmaceutical distribution business, we compete with a number of large wholesalers and other distributors of pharmaceuticals. We cannot assure you that we will be able to continue to compete successfully with these companies.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference facilities in New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site on the Internet at http://www.sec.gov. This web site contains reports, proxy and information statements and other information regarding our company and other registrants that file electronically with the SEC.

         We have filed a registration statement on Form S-3 with the SEC covering the shares of common stock being offered by means of this prospectus. We are allowed to "incorporate by reference" the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all the shares:

         1. Our annual report on Form 10-KSB for the year ended December 31, 1999;

         2. Our quarterly report on Form 10-QSB for the quarter ended March 31, 2000;

         3. Our current report on Form 8-K filed on May 16, 2000; and

         4. The description of our common stock contained in our registration statement on Form 8-A filed on December 8, 1995, as amended on December 14, 1997.

         You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California 94544, telephone number (510) 471-3600.

         You should rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         In this prospectus, we have made forward-looking statements relating to the future results of our company. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements are preceded or followed by the words "anticipates," "believes," "estimates," "expects," "hopes," "targets" or similar expressions.

         Our future results could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If further events and actual performance differ from our assumption, actual results could vary significantly from the performance projected in the forward-looking statements.

         The following important factors, along with those discussed elsewhere in this prospectus, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements:

         o our ability to combine operations and obtain revenue enhancements and cost savings following the recently completed merger of Impax Pharmaceuticals, Inc. and Global Pharmaceutical Corporation (which formed our company under our new name, Impax Laboratories, Inc.);

         o material adverse changes in economic conditions in the markets served by our company;

         o  material changes in available technology; and

         o the extent, success and overall effects of competition from others in the pharmaceutical markets.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         The table below sets forth information as of March 31, 2000 with respect to the number and percentage of shares of common stock beneficially owned by each of the selling stockholders and the number of shares being offered for sale by each selling stockholder.

         The selling stockholders, in the aggregate, are offering for sale up to 14,703,979 shares of our common stock. Of these shares, 14,341,657 shares of common stock can be acquired by certain selling stockholders upon their conversion of an aggregate of 170,000 shares of our Series 1-B Preferred Stock owned by them, into an aggregate of 11,341,657 shares of our common stock, and an aggregate of 150,000 shares of our Series 2 Preferred Stock owned by them, into an aggregate of 3,000,000 shares of our common stock. These numbers remain subject to certain antidilution provisions applicable to the Series 1-B and 2 Preferred Stock. The selling stockholders acquired the shares of Series 1-B Preferred Stock, on December 14, 1999 as a result of the merger of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. The selling stockholders acquired the 150,000 shares of Series 2 Preferred Stock from us on March 23, 2000 for a $100 per share purchase price which resulted in an aggregate purchase price of $15 million.

         The remaining 362,322 shares of common stock being offered by certain of the selling stockholders are being offered by former directors of either Global Pharmaceutical Corporation or Impax Pharmaceuticals, Inc. These shares of common stock can be acquired upon the exercise of common stock warrants, which, pursuant to the merger agreement, were issued to these former directors in exchange for their then existing Global Pharmaceutical Corporation or Impax Pharmaceuticals, Inc. common stock options.

                                                      Shares of Common                               Shares of Common
                                                     Stock Beneficially           Number of         Stock Beneficially
                                                      Owned Before this         Shares Being         Owned After this
            Selling Stockholder                           Offering                 Offered               Offering
---------------------------------------------     --------------------------    --------------    ------------------------
                                                    Number(1)       Percent                        Number(1)     Percent
                                                  -------------    ---------                      ----------    ----------
Chemical Company of Malaysia Berhad..........        5,741,154         20.8         2,868,623     2,872,531         10.5
China Development Industrial Bank, Inc.......        4,269,357         20.0         4,269,357             0            0
Euroc II Venture Capital Corp................          266,864          1.1           266,864             0            0
Euroc III Venture Capital Corp...............          533,728          2.1           533,728             0            0
Fleming US Discovery Fund III, L.P...........        3,986,452         13.5         1,292,740     2,693,712          9.5
Fleming US Discovery Offshore Fund III, L.P..          638,548          2.1           207,260       431,288          1.5
Multiventure Technologies, Inc...............          200,148            *           200,148             0            0
President (BVI) International Investment
  Holdings, Ltd..............................        4,269,357         14.7         4,269,357             0            0
Tai-I Electric Wire & Cable Co., Ltd.........          333,580          1.3           333,580             0            0
Robert L. Burr(2)............................            5,000            *             5,000             0            0
Philip L. Chapman(3).........................          655,350          2.7            30,000       625,350          2.5
Gary Escandon(4).............................          153,227            *            30,000       123,227            *
Charles Hsiao(5).............................        4,942,974         18.7           100,000     4,842,974         18.4
George F. Keane..............................           73,000            *            65,000         8,000            *
Max L. Mendelson.............................          222,916            *           130,650        92,266            *
John W. Rowe, M.D............................           65,000            *            65,000             0            0
Soo Bin Tan..................................          202,149            *             6,672       195,477            *
Udi Toledano(6)..............................          270,925          1.1            30,000       240,925            *

--------------------
*    less than 1%

1 The number of shares beneficially owned includes shares issuable upon conversion of Series 1 Preferred Stock, Series 2 Preferred Stock and shares issuable within 60 days upon exercise of outstanding warrants and options.

2 Does not include shares beneficially owned by Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. Mr. Burr is a director of Fleming Asset Management, a division of Robert Fleming, Inc.

3 Includes 50,000 shares of common stock owned by a limited partnership of which Mr. Chapman's wife is the sole general partner and 575,350 shares of common stock held by the Frederick R. Adler Intangible Asset Management Trust, of which Mr. Chapman's wife serves as trustee, all of which shares Mr. Chapman disclaims beneficial ownership.

4 Includes 7,500 shares of common stock owned by the Alvaro P. Escandon Inc. Money Purchase Pension Plan dated 12/1/80, with respect to which Mr. Escandon disclaims beneficial ownership.

5 Includes 500,370 shares of common stock held in trust for the benefit of John Hsiao's children and 250,185 shares of common stock held in trust for the benefit of Richard Hsiao's children. Does not include 2,601,924 shares of common stock held in the Chiin Hsiao Children Irrevocable Trust, as to which shares Dr. Hsiao does not have voting or dispositive power.

6 Includes 68,568 shares of common stock owned by Mr. Toledano's wife and 22,529 shares of common stock owned by a trust for the benefit of minor children of Mr. Toledano, all of which shares Mr. Toledano disclaims beneficial ownership.

     During the three years prior to the date of this prospectus, each of the selling stockholders other than Euroc II Venture Capital Corp., Euroc III Venture Capital Corp., Multiventure Technologies, Inc. and Tai-I Electric Wire and Cable Co., Ltd. served or had an individual affiliated with them serve as a director of either of the two companies which merged to form our company. Max L. Mendelsohn also served as Chairman of Global Pharmaceutical Corporation from August 1998 to December 1999, and as its President and Chief Executive Officer from 1995 to 1998. In addition, pursuant to rights granted to them as holders of Series 1 Preferred Stock, Chemical Company of Malaysia Berhad, China Development Industrial Bank, Inc., Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., and President (BVI) International Investment Holdings, Ltd. have designated an individual who is serving as a director of our company as of the date of this prospectus.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. When we refer to the "selling stockholders" in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus which were received from the selling stockholders.

         The selling stockholders may sell their shares at various times in one or more of the following transactions:

         o on the Nasdaq SmallCap Market (or any other exchange on which the shares may be listed);

         o  in the over-the-counter market;

         o  in negotiated transactions other than on such exchange;

         o  by pledge to secure debts and other obligations;

         o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

         o  in a combination of any of the above transactions.

         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, and/or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commission.



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

         The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act of 1933 (the "Securities Act"), or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.

         Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution might be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         Because the selling stockholders may be deemed to be "underwriters" under the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of their shares, the selling stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person's participation in that distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

         o the names of the selling stockholders and of the participating broker-dealer(s);

         o  the number of shares involved;

         o  the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

         o  other facts material to the transaction.

         In addition, if we are notified by the selling stockholders that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

         The selling stockholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

         In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.



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

                                  LEGAL MATTERS

                  An opinion will be delivered by Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania, to the effect that the shares of our common stock issuable upon the conversion of the Series 1-B and 2 Preferred Stock and the exercise of the Warrants have been duly and validly authorized and, subsequent to the conversion of the Series 1-B and 2 Preferred Stock and in the case of the Warrants, payment of the exercise price therefor, will be legally issued, fully paid and nonassessable.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our corporation is organized under the laws of the State of Delaware.
Section 145 of the Delaware General Corporation Law (the "DGCL"), in general, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any lawsuit or proceeding (other than an action by or in the right of that corporation) due to the fact that such person is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation or entity. A corporation is also allowed, in advance of the final disposition of a lawsuit or proceeding, to pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending the action, as long as the person undertakes to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. In addition, Delaware law allows a corporation to indemnify these persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any of them in connection with the lawsuit or proceeding if (a) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation also can indemnify its officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that judicial approval is needed to indemnify any officer or director who is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any such action, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection with this action. The indemnification provided by Delaware law is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's own organizational documents, agreements or otherwise.



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

         As permitted by Section 145 of the DGCL, Section TWELFTH of our Certificate of Incorporation (our "Certificate") provides that we will indemnify each person who is or was our director, officer, employee or agent (including the heirs, executors, administrators or estate of these individuals) or is or was serving at our request as a director, officer, employee or agent of another entity, to the fullest extent that the law permits. This indemnification is exclusive of any other rights to which any of these individuals otherwise may be entitled. The indemnification also continues after a person ceases to be a director, officer, employee or agent of our company and inures to the benefit of the heirs, executors and administrators of these individuals. Expenses (including attorneys' fees) incurred in defending any lawsuit or proceeding are also paid by us in advance of the final disposition of these lawsuits or proceedings after we receive an undertaking from the indemnified person to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by us. Section ELEVENTH of our Certificate further provides that our directors are not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of his or her duty of loyalty to us or our stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which deals with unlawful dividends or stock purchases or redemptions), or (iv) for any transaction from which he or she derived an improper personal benefit. Our By-laws also provide that, to the fullest extent permitted by law, we will indemnify any person who is a party or otherwise involved in any proceeding because of the fact that he or she is or was a director or officer of our company or was serving at our request.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to any of these foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.






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